Annual Report

Cover Page

Name of issuer:

Naia, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CA

Date of organization: 1/1/2013

Physical address of issuer:

736 Alfred Nobel Drive
Hercules CA 94547

Website of issuer:

http://gelaterianaia.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

21

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,595,965.00	$2,522,863.00
Cash & Cash Equivalents:	$29,003.00	$13,929.00
Accounts Receivable:	$62,977.00	$80,443.00
Short-term Debt:	$940,357.00	$894,412.00
Long-term Debt:	$3,534,873.00	$3,101,570.00
Revenues/Sales:	$2,291,403.00	$1,840,164.00
Cost of Goods Sold:	$1,144,599.00	$1,208,623.00
Taxes Paid:	$77,815.00	$127,620.00
Net Income:	($381,488.00)	($708,971.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Naia, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Chris Tan	CEO	Naia, Inc.	2013
Bobby Lee	Anesthesiologist	St Paul Hospital	2013
Rick Reynolds	Contractor	Retired	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Trevor Morris	Vice-President Operations	2013
Chris Tan	President	2013
Chris Tan	CEO	2013
Bobby Lee	CFO	2013
Rick Reynolds	Secretary	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chris Tan	1880000.0 Common Stock	55.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The materials in this offering contain forward looking statements, which can be identified by the use of forward-looking terminology, such as but not limited to "may", "intend", "will", "anticipate", "estimate", "seek", or "continue" or the negative thereof or other variations thereon or comparable terminology. In particular, any statements, expressed or implied, concerning trends, future operating results, growth, performance, business prospects and opportunities or the ability to generate revenues, income or cash flow are forward-looking statements. These statements reflect management's current beliefs, including beliefs as to future financial and operating results, and they are based on information currently available to management.

Forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to:

. use of unaudited financial statements;
. reliance on projections that may not be realized;
. restrictions in the transferability of shares;
. continued control of Naia by management and dependence on their operation of Naia;
. potentially not raising sufficient capital now or in the future;
. incurring losses;
. dependence on certain employees;
. uncertainty as to the availability and terms of future financing;
. a loss or reduction of one or more key customers could adversely impact sales;
. Naia's dependency on distributors;
. Naia's dependency on suppliers;
. Naia's dependency on retailers;
. Naia's being subject to extensive regulation by governmental authorities;
. product distribution and product sales;
. detrimental general economic conditions;
. competition;
. instability of costs;
. ability of suppliers; and
. dilution through future issuance of equity.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties. Such risks include but are not limited to: the impact of general economic conditions, market volatility, fluctuation in costs, and changes to the competitive environment.

These factors should be carefully considered and undue reliance should not be placed on forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, the company cannot ensure that actual results will not be materially different than those expressed or implied by these forward-looking statements.

Unless specifically required by law, the company does not assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

The Company has significant outstanding debts with multiple lenders, which could put the Company in a financially unstable condition. Furthermore, the Company is not prohibited from taking on further debts, which may impact it's ability to grow and generate revues moving forward.

The Company is using the majority of the proceeds from this offering to secure a loan with the SBA. Should the company not be able to secure the SBA loan, it's growth and revenues may be impacted.

The Company faces competition with respect to our key products that we seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, development and human resources and superior expertise in our industry. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring talent. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will generate meaningful additional revenues.

The Company has key distribution relationships with several retailers, including Whole Foods, Safeway, and Mollie Stone's. Any interruption in these relationships could have material negative impact on our ability to sell our product, as well as generate revenue for our business.
The Company has key distribution relationships with several suppliers, including Clover Farms. Any interruption in these relationships could have material negative impact on our ability to sell product, as well as generate revenue for our business.

The operations of the Company are reliant on production equipment, which can be costly to maintain and replace. Unpredicted equipment failure could lead to increased operating costs and a delay in production. Increased costs and delays in production could damage the Company from both a financial and reputation perspective.

Naia may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, Naia may never undergo a liquidity event such as a sale of Naia or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to Naia's assets or profits and have no voting rights or ability to direct Naia or its actions.

The Company is very dependent on its founding team. If anything catastrophic were to happen to them, the future of the company may be compromised. Two of the officers in the company (Bobby Lee and Rick Reynolds) are part-time officers, which could hurt business operations more than if they were dedicated to the Company full time.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
SAFE	1,070,000	626,205	No
Preferred Series A	4,000,000	500,000	Yes
Common Stock	20,000,000	3,312,777	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	11,111
Options:	57,500

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Pittsburg Frozen LLC
Issue date	01/26/15
Amount	$250,000.00
Outstanding principal plus interest	$229,700.91 as of 12/31/17
Interest rate	6.25% per annum
Maturity date	01/26/22
Current with payments	Yes

The Company has a loan with Pittsburg Frozen LLC secured by intellectual property including trademarks and domains. The loan was initiated on January 25, 2015 and will mature on January 26, 2022. The principle amount of the loan is $250,000 with an interest rate of 6.25% per annum. The monthly payment is $1,840.44.

Loan

Lender	First Bank
Issue date	09/19/18

Issue date	[illegible]
Amount	$1,898,000.00
Outstanding principal plus interest	$1,898,000.00 as of 12/30/18
Interest rate	7.25% per annum
Maturity date	05/20/43
Current with payments	Yes

Prime + 2.25%

Loan

Lender	Earnest
Issue date	12/31/19
Amount	$25,000.00
Outstanding principal plus interest	$18,056.88 as of 07/30/21
Interest rate	10.63% per annum
Maturity date	12/31/24
Current with payments	Yes

Earnest Working Capital Loan

Loan

Lender	SoFi
Issue date	12/31/19
Amount	$97,000.00
Outstanding principal plus interest	$77,707.26 as of 07/30/21
Interest rate	10.1% per annum
Maturity date	12/31/24
Current with payments	Yes

SoFi Working Capital Loan

Loan

Lender	SBA
Issue date	03/31/20
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 07/11/21
Interest rate	3.75% per annum
Maturity date	04/01/50
Current with payments	Yes

SBA Economic Injury Disaster Loan - COVID-19

Loan

Lender	Inner City Advisors (ICA)
Issue date	07/14/20
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 07/30/21
Interest rate	0.0% per annum
Maturity date	08/01/24
Current with payments	Yes

Inner City Advisors (ICA) Rapid Recovery Loan Fund

Loan

Lender	SBA PPP2 - Amalgamated Bank
Issue date	01/20/21
Amount	$196,812.00
Outstanding principal plus interest	$196,812.00 as of 07/30/21
Interest rate	1.0% per annum
Maturity date	01/31/23
Current with payments	Yes

SBA PPP2 thru Amalgamated Bank. It appears that we may qualify for full forgiveness for this loan.

Loan

Amount	$275,000.00
Interest rate	5.0% per annum
Maturity date	03/10/18

The Company has outstanding promissory notes with a principle sum of $275,000. The notes accrue between 5% and 10% simple interest per annum, and some have a maturity date of March 10, 2018. The monthly payments total $3,597.55.

The Company currently has a lease obligation with Nissan of Vacaville for a van. The lease was initiated on February 27, 2013 with a term of 60 months. The monthly payments are $415.87. The annual amount owed in 2018 is $831.74.

The Company entered into a lease buyback arrangement on April 3, 2013. Under this agreement an entity, a "Patron", buys bunker freezers from the Company and would then sell back the equipment back to the Company. The original agreement was for 15 months. When the agreement matured, the Company had not fully purchased all the bunker freezers from Patrons. In 2017, the Company recognized the arrangement as an outstanding balance to accrue 10% compounding interest on an annual basis. As a result, an adjusting entry was made, effective as of January 1st, 2017. The principle amount and interest owed is $81,565.91 and is reflected under notes payable. The agreement currently has no set repayment schedule.

The Company currently has a lease agreement with Mechanics Bank for a Dodge Sprinter. The loan was initiated on July 1, 2013 with a term of 60 months. The monthly

payments are $621.66. The total
amount owed in 2018 amounts to $4,351.62.

The Company currently has a lease associated with Allegiant Partners Inc. for an
ice cream truck.
The lease was initiated on July 22, 2013 with a term of 60 months. The monthly
payment amounts to
$676.52 with a security deposit of $1,353. The annual amount owed in 2018 is
$4,735.64.

The Company currently has a lease agreement with Mechanics Bank for a
Mitsubishi Truck. The
loan was initiated on December 10, 2013 with a term of 60 months. The monthly
payment amounts to
$1,154.1. The total amount amounts owed in 2018 is $13,849.20.

The Company currently has a lease obligation with Financial Pacific Leasing, Inc.
for an Isuzu truck.
The lease was initiated on July 28, 2014 with a term of 48 months. The monthly
payment amounts to
$1,465.61. The annual amount owed in 2018 is $5,862.44.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and
any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2015	Section 4(a)(2)	Common stock	$70,000	General operations
1/2016	Section 4(a)(2)	Common stock	$100,000	General operations
12/2016	Section 4(a)(2)	Common stock	$57,500	General operations
1/2017	Section 4(a)(2)	Common stock	$30,000	General operations
2/2017	Section 4(a)(2)	Common stock	$45,000	General operations
12/2017	Section 4(a)(2)	Common stock	$25,000	General operations
2/2018	Section 4(a)(2)	Common stock	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a
party to any transaction since the beginning of the issuer's last fiscal year, or any currently
proposed transaction, where the amount involved exceeds five percent of the aggregate
amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act
during the preceding 12- month period, including the amount the issuer seeks to raise in the
current offering, in which any of the following persons had or is to have a direct or indirect
material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20
   percent or more of the issuer's outstanding voting equity securities, calculated on the basis
   of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the
   issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction,
and amount of interest.

Name	Richard Reynolds
Amount Invested	$11,000.00
Transaction type	Priced round
Issue date	03/01/17
Relationship	Officer

Name	Pittsburg Frozen LLC
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	01/26/15
Outstanding principal plus interest	$229,700.00 as of 06/15/18
Interest rate	6.25% per annum
Maturity date	01/26/22
Outstanding	Yes
Current with payments	Yes
Relationship	Managed by wife of Director Christopher Tan

Name	Leonard Tan
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	03/20/18
Relationship	Father of Director, Christopher Tan

Name	ANFB Holdings
Amount Invested	$121,000.00
Transaction type	Priced round
Issue date	03/01/17
Relationship	Share management with Director (Bobby Lee)

Name	ANFB Holdings, Inc.
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	03/01/18
Relationship	Share management with Director, Bobby Lee

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial
transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)
or any series of similar transactions, arrangements or relationships.*

or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sixteen years ago, we opened a scoop shop in Downtown Berkeley to bring great tasting gelato with simple, real ingredients to Northern CA. Now we sell gelato tubs and Bar Gelato, our signature "gelato on a stick," in 250+ retailers across Northern CA. We were named one of the San Francisco Business Times' fastest-growing businesses five years in a row, and with the capital to update and expand our creamery, we're primed to break into the national market.

We are here to leverage the success we have had with our products in Northern California and grow our company to a national level and beyond. Given the success of our flavors there's no reason why Naia's products should not be in every major retailer.

Milestones

Naia, Inc. was incorporated in the State of California in January 2013.

Since then, we have:

- $2.9M in revenues in 2017.
- Sold in 250+ Northern California stores.
- 51% profit margin for branded products.
- 16 years in operation.
- Named in the San Francisco Business Times' fastest-growing private company list each year from 2013-2017.
- Won three national awards for coffee, pistachio, and burnt caramel flavors.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $2,291,403 compared to the year ended December 31, 2019, when the Company had revenues of $1,840,164. Our gross margin was 50.05% in fiscal year 2020, compared to 34.32% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $2,595,965, including $29,003 in cash. As of December 31, 2019, the Company had $2,522,863 in total assets, including $13,929 in cash.
- *Net Loss.* The Company has had net losses of $381,488 and net losses of $708,971 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $4,475,230 for the fiscal year ended December 31, 2020 and $3,995,982 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,480,995 in debt and $352,500 in equity.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12-24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Naia, Inc. cash in hand is $29,003, as of December 2020. Over the last three months, revenues have averaged $158,566/month, cost of goods sold has averaged $109,882/month, and operational expenses have averaged $71,250/month, for an average burn rate of $22,566 per month. Our intent is to be profitable in 18-24 months.

As with many businesses, Naia is materially affected over the dates that our financials cover, by the global COVID-19 pandemic and its subsequent effects, including but not limited to: shutdown of approximately fifty accounts such as schools, corporate campuses, and entertainment venues, supply chain and finished product distribution friction, and increased company awareness and vigilance for COVID-19 in the workplace.

The microeconomic and macroeconomic effects of the pandemic are much larger than the seasonal changes of business for consumer ice cream, gelato, and novelties.

We do have additional lines of business post-pandemic that we expect to reach at least 15% growth of revenue. Expenses are also expected to reach at least inline with last year given the additional COVID-19 employee protections that we put in place.

SBA Disaster Relief loans are additional sources of capital on which we we relied on this year.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Chris Tan, certify that:

(1) the financial statements of Naia, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Naia, Inc. included in this Form reflects accurately the information reported on the tax return for Naia, Inc. filed for the most recently completed fiscal year.

Chris Tan
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://gelaterianaia.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan
Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

Appendix D: Director & Officer Work History

- Bobby Lee
- Chris Tan
- Rick Reynolds
- Trevor Morris

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Bobby Lee
- Chris Tan
- Rick Reynolds
- Trevor Morris

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Naia, Inc.

By

Chris Tan

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Rick Reynolds

Secretary
7/19/2021

Trevor Morris

VP of Operations and Co-Founder
7/15/2021

Bobby S. Lee

CFO
7/15/2021

Chris Tan

CEO and Co-Founder
7/15/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my

based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.